MANAGEMENT'S DISCUSSION AND ANALYSISFOR THE PERIOD ENDED JUNE 30, 2023

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the three and six  months ended June 30, 2023 and the related notes contained therein, which were prepared in accordance with IAS34 - Interim financial reporting if the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR at www.sedar.com, and the Company's most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR at www.sec.gov. This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States ("$") dollars and tabular amounts are expressed in thousands of U.S. dollars unless Canadian dollars (CAN$) or Mexican Pesos (MXN) are otherwise indicated. This MD&A is dated as of August 3, 2023 and all information contained is current as of August 3, 2023 unless otherwise stated.

Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI-43 101"). NI-43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S-K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 130.

Forward-Looking Statements

This MD&A contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Such forward-looking statements and information include, but are not limited to, statements regarding the development and financing of the Terronera project, including anticipated decisions on construction and financing estimation of mineral resources at Pitarrilla, prospects for Terronera, Pitarrilla and Parral, Endeavour's anticipated performance in 2023, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce (oz), capital expenditures and sustaining capital and the timing and results of various activities.. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: availability of debt financing for the Terronera project, fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 2

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

OPERATING HIGHLIGHTS

Three Months Ended June 30			Q2 2023 Highlights	Six Months Ended June 30
2023	2022	% Change		2023	2022	% Change
			Production
1,494,000	1,359,207	10%	Silver ounces produced	3,117,545	2,674,162	17%
9,819	9,289	6%	Gold ounces produced	19,161	17,984	7%
1,482,255	1,346,276	10%	Payable silver ounces produced	3,090,467	2,649,816	17%
9,636	9,117	6%	Payable gold ounces produced	18,820	17,666	7%
2,279,520	2,102,327	8%	Silver equivalent ounces produced(1)	4,650,425	4,112,882	13%
13.52	10.08	34%	Cash costs per silver ounce(2)(3)	12.27	10.14	21%
18.54	14.26	30%	Total production costs per ounce(2)(4)	16.92	14.69	15%
22.15	19.56	13%	All-in sustaining costs per ounce (2)(5)	21.11	20.22	4%
228,575	201,361	14%	Processed tonnes	439,648	407,508	8%
138.16	132.63	4%	Direct operating costs per tonne(2)(6)	135.26	127.69	6%
169.59	148.11	15%	Direct costs per tonne(2)(6)	169.54	148.32	14%
16.96	14.12	20%	Silver co-product cash costs(7)	15.90	14.74	8%
1,367	1,144	19%	Gold co-product cash costs(7)	1,303	1,169	11%
			Financial
50.0	30.8	62%	Revenue ($ millions)	105.5	88.5	19%
1,299,672	602,894	116%	Silver ounces sold	2,967,080	2,320,662	28%
9,883	9,792	1%	Gold ounces sold	19,009	18,173	5%
24.27	22.72	7%	Realized silver price per ounce	23.65	23.95	(1%)
1,955	1,840	6%	Realized gold price per ounce	1,937	1,900	2%
(1.1)	(11.9)	91%	Net earnings (loss) ($ millions)	5.4	(0.3)	2170%
2.1	(4.3)	149%	Adjusted net earnings (loss) (11) ($ millions)	5.5	2.0	172%
12.5	4.5	180%	Mine operating earnings ($ millions)	28.6	24.7	15%
18.8	8.8	115%	Mine operating cash flow before taxes ($ millions)(8)	41.3	35.5	16%
11.1	3.6	207%	Operating cash flow before working capital changes(9)	23.6	24.2	(3%)
11.4	(4.3)	365%	EBITDA(10) ($ millions)	30.8	21.3	45%
78.2	149.7	(48%)	Working capital (12) ($ millions)	78.2	149.7	(48%)
			Shareholders
(0.01)	(0.07)	86%	Earnings (loss) per share - basic ($)	0.03	0.00	100%
0.01	(0.02)	146%	Adjusted earnings (loss) per share - basic ($)(11)	0.03	0.01	151%
0.06	0.02	190%	Operating cash flow before working capital changes per share(9)	0.12	0.14	(10%)
191,446,597	180,974,609	6%	Weighted average shares outstanding	190,867,192	176,291,929	8%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures and ratios which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, all-in sustaining costs ("AISC") per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 20.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 and 24.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by-product revenues. See Reconciliation to IFRS on pages 23 and 24.

(5) AlSC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 25 and 26.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 23 and 24.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 27.

(8) Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 21.

(9) See Reconciliation to IFRS on page 21 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.

(10) See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 22.

(11) Adjusted net earnings include adjustments to net earnings for certain non-cash and unusual items, that in the Company's judgement are subject to volatility as a result of factors that are unrelated to the Company's operation in the period and had a significant effect on reported net earnings.  See Reconciliation to IFRS on page 21.

(12) Working capital is calculated by deducting current liabilities from current assets.  See Reconciliation to IFRS on page 20.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and Nevada, USA. Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico.  Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company's Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its initial business model of acquiring fully built and permitted silver mines that were about to close for lack of ore.  Investing resources expertise needed to discover new silver ore-bodies, the Company successfully re-opened and expanded these mines to realize their full potential.  The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2016, the Company acquired the El Compas silver-gold mine located in Zacatecas, Mexico, which was operated until August 2021. On September 9, 2022, the Company completed the sale of the El Compas mine to Grupo ROSGO, S.A. de C.V., ("Grupo ROSGO") for $5.0 million in cash payments over five years.

In February 2013, the Company completed the acquisition of a 100% interest in the Terronera properties located in Jalisco State, Mexico by paying a total of $2.75 million over three years (paid).  On September 9, 2021, the Company released a positive feasibility study for the project and since that time has advanced development of the project with detailed engineering, assembly of initial project infrastructure earthworks pertaining to site clearing, road upgrades and underground mine access development towards making a formal construction decision, subject to completion of a financing package and receipt of amended permits.  On April 18, 2023, the Company announced that it had made a formal decision to proceed with construction of an underground mine and mill at the Terronera project.

On January 17, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project, a large undeveloped silver, lead, and zinc project, located in Durango State, Mexico, by acquiring all of the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining Inc. for a total consideration of US$70 million (consisting of $35 million in Company's shares and a further $35 million in cash or in the Company's shares at the election of SSR Mining and as agreed to by the Company) and a 1.25% net smelter returns royalty. SSR Mining retains a 1.25% NSR Royalty in Pitarrilla. Endeavour will have matching rights to purchase the NSR Royalty in the event SSR Mining proposes to sell it. The acquisition was completed on July 6, 2022.  Total consideration paid included 8,577,380 shares of the Company issued on July 6, 2022 and a $35.1 million cash payment. Fair value of the 8,577,380 common shares issued on July 6, 2022 was $25.6 million at CAN$3.89 per share. The deemed value of the common shares issued, at the time of agreement was $34.9 million.  The shares are subject to a hold period of four months and one day following the date of closing.

The Company is advancing several other exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures.  In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

As of June 30, 2023, the Company held $43.5 million in cash and $78.2 million in working capital.  Management believes there is sufficient working capital to meet the Company's current obligations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 5

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví and Bolañitos mines. The Company suspended mining operations at the El Compas mine in August 2021 due to exhaustion of reserves and it remained on care and maintenance until the mine was sold on September 9, 2022.

Consolidated Production Results for the Three and Six Months Ended June 30, 2023 and 2022

Three Months Ended June 30			CONSOLIDATED	Six Months Ended June 30
2023	2022	% Change		2023	2022	% Change
228,575	201,361	14%	Ore tonnes processed	439,648	407,508	8%
226	246	(8%)	Average silver grade (gpt)	252	238	6%
90.1	85.4	6%	Silver recovery (%)	87.7	85.7	2%
1,494,000	1,359,207	10%	Total silver ounces produced	3,117,545	2,674,162	17%
1,482,255	1,346,276	10%	Payable silver ounces produced	3,090,467	2,649,816	17%
1.47	1.58	(7%)	Average gold grade (gpt)	1.51	1.52	(1%)
91.1	90.6	1%	Gold recovery (%)	89.7	90.0	(0%)
9,819	9,289	6%	Total gold ounces produced	19,161	17,984	7%
9,636	9,117	6%	Payable gold ounces produced	18,820	17,666	7%
2,279,520	2,102,327	8%	Silver equivalent ounces produced(1)	4,650,425	4,112,882	13%
13.52	10.08	34%	Cash costs per silver ounce(2)(3)	12.27	10.14	21%
18.54	14.26	30%	Total production costs per ounce(2)(4)	16.92	14.69	15%
22.15	19.56	13%	All in sustaining costs per ounce (2)(5)	21.11	20.22	4%
138.16	132.63	4%	Direct operating costs per tonne(2)(6)	135.26	127.69	6%
169.59	148.11	15%	Direct costs per tonne(2)(6)	169.54	148.32	14%
16.96	14.12	20%	Silver co-product cash costs(7)	15.90	14.74	8%
1,367	1,144	19%	Gold co-product cash costs(7)	1,303	1,169	11%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 20.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 and 24.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 23 and 24.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 25 and 26.

(6) Direct operating cost per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 23 and 24.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 27.

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

Consolidated Production

Three months ended Jun 30, 2023 (compared to the three months ended June 30, 2022)

Consolidated silver production during Q2, 2023 was 1,494,0005 oz, an increase of 10% compared to 1,359,207 oz in Q2, 2022, and gold production was 9,819 oz, an increase of 6% compared to 9,289 oz in Q2, 2022.  Plant throughput was 228,575 tonnes at average grades of 226 grams per tonne (gpt) silver and 1.47 gpt gold, compared to 201,361 tonnes grading 246 gpt silver and 1.58 gpt gold in Q2, 2022.  The 10% increase in consolidated silver production, compared to Q2, 2022, is driven by a 13% increase in silver production at the Guanaceví mine partially offset by a 14% decrease in silver production at the Bolañitos mine. Consolidated gold production increased by 6% compared to Q2, 2022, due to the 6% increase in gold production at the Guanaceví mine and a 6% increase in gold production at the Bolañitos mine.  The increase in silver and gold production at the Guanaceví mine was primarily due to the 24% increase in processed tonnes and a 6% increase in silver and gold recoveries offset by a 14% reduction in ore silver grade and a 20% reduction in ore gold grade. Mine sequencing changes during Q2 2023 have resulted in lower grades compared to plan and historical comparisons.  It is expected that the grades will increase in Q3, 2023.  At the Bolañitos mine the 14% decrease in silver production was attributable to a 17% decrease in ore silver grade and 1% decrease in recoveries, partially offset by a 4% increase in throughput.  The 6% increase in gold production at the Bolañitos mine was attributable to a 5% increase in ore gold grade, the 4% increase in throughput offset by a 3% decrease in gold recoveries. The difference in ore grade at Bolañitos is primarily due to the fluctuations of ore grades from accessing different areas of the mine.

Six months ended June 30, 2023 (compared to the six months ended June 30, 2022)

Consolidated silver production during the first half of 2023 was 3,117,545 oz, an increase of 17% compared to 2,674,162 oz in the first half of 2022, and gold production was 19,161 oz, an increase of 7% compared to 17,984 oz in the first half of 2022. Plant throughput was 439,648 tonnes at average grades of 252 gpt silver and 1.51 gpt gold, compared to 407,508 tonnes grading 238 gpt silver and 1.52 gpt gold in the first half of, 2022. The 17% increase in consolidated silver production, compared to the same period of 2022, is driven by a 20% increase in silver production at the Guanaceví mine offset by a 6% decrease in silver production at the Bolañitos mine. Consolidated gold production increased by 7% compared to 2022, due to a 13% increase at the Guanaceví mine and a 2% increase in gold production at the Bolañitos mine. The increase in silver production at the Guanaceví mine was due to the 12% increase in processed tonnes, a 4% increase in ore silver grade and a 3% increase in silver recoveries.  The increase in gold production at the Guanaceví mine was due to the 12% increase in processed tonnes, a 3% increase in recoveries partially offset by a 2% reduction in ore gold grade. The decrease in silver production at the Bolañitos mine was due to a 7% reduction in ore silver grade and a 3% reduction in silver recoveries partially offset by the 4% increase in ore tonnes processed.  The increase in gold production at the Bolañitos mine was due to the 4% increase in processed tonnes, a 1% increase in ore gold grade partially offset by a 2% reduction in recoveries.

Consolidated Operating Costs

Three months ended June 30, 2023 (compared to the three months ended June 30, 2022)

Direct operating costs per tonne in Q2, 2023 increased to $138.16, a 4% increase compared with Q2, 2022 due to both a strengthening of the Mexican peso and higher operating costs at both Guanaceví and Bolanitos from increased inflationary pressures.  As the Mexican peso strengthens, the Company's Mexican peso denominated costs are increased in US dollar terms.  Guanaceví and Bolañitos have seen increased labour, power and consumable costs.  Including royalties and special mining duty, direct costs per tonne increased 15% to $169.59.  Compared to Q2, 2022, royalties have increased 167% from $2.2 million to $5.7 million with the increase occurring at Guanaceví. At Guanaceví the increase in royalty expense recognized during Q2, 2023 is due to the increase in production coming from concessions subject to royalties and an increase in ounces sold. Consolidated cash costs per oz, net of by-product credits increased 34% to $13.52 driven by a 4% increase in direct operating costs, the increase in royalties and a 55% increase in special mining duties, partially offset by an increase in by-product gold sales and increased silver production.  Although silver production increased by 10%, that increase was dampened by changes to mine sequencing changes in the quarter resulting in lower grades compared to plan and historical comparisons.  It is expected that the grades will increase in Q3, 2023.  All-In-Sustaining Costs ("AISC") increased by 4% on a per oz basis compared to Q2, 2022 due to the increase in cash costs and an increase in allocated corporate general and administrative expenses partially offset by increased silver production and slightly lower sustaining capital expenditures.

On a co-product cash costs basis, silver cost per oz increased by 20% and gold cost per oz increased 19% compared to Q2, 2022.  Higher operating costs were partially offset by increased silver production due to increased throughput improved. Gold co-product cash costs increased due to the higher operating cost and by a slight decrease in proportional costs resulting from decrease in proportional gold production.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

Six months ended June 30, 2023 (compared to the six months ended June 30, 2022)

Direct operating costs per tonne in the first half 2023 increased to $135.26, an 6% increase compared with the same period of 2022 due to both a strengthening of the Mexican peso and higher operating costs at both Guanaceví and Bolanitos from increased inflationary pressures.  As the Mexican peso strengthens, the Company's Mexican peso denominated costs are increased in US dollar terms.  Guanaceví and Bolañitos have seen increased labour, power and consumable costs.  Including royalties and special mining duty, direct costs per tonne increased 14% to $169.54.  Compared to the first half of 2022, royalties have increased 89% from $6.5 million to $12.3 million with the increase occurring in Guanaceví. At Guanaceví the increase in royalty expense recognized during the first half of 2023 is due to the increase in production coming from concessions subject to royalties and an increase in ounces sold. Consolidated cash costs per oz, net of by-product credits increased 21% to $12.27 driven by a 14% increase in direct operating costs per tonne, the increase in royalties and a 47% increase in special mining duties, partially offset by an increase in by-product gold sales and increased silver production.  All-In-Sustaining Costs ("AISC") decreased by 4% on a per oz basis compared to the first half of 2022 due to increased costs partially offset by increased ounces produced.

On a co-product cash costs basis, silver cost per oz increased by 8% and gold cost per oz increased 11% compared to the first half of 2022.  The higher operating costs was partially offset by increased silver production. Gold co-product cash costs increased due to the higher operating cost partially offset by a decrease in proportional costs resulting from decrease in proportional gold production.

During the first half of 2023, costs have continued to be impacted by inflationary and industry cost pressures as well as being impacted by a strengthened Mexican Peso. From December 31, 2022 to June 30, 2023, the Mexican Peso has appreciated by 14%.  Management anticipates these macro trends will continue for the near term and therefore expects actual cost metrics to be higher than cost metrics guided in January 2023 and align with H1 2023 actual cost metrics.

GUANACEVÍ OPERATIONS

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre ("km") length of the prolific Santa Cruz vein.  Guanaceví provides steady employment to over 540 people and engages over 290 contractors.

In July 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco.  The Company agreed to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a $12 fixed per tonne production payment plus a floating net smelter return royalty based on the silver spot price. The Company pays a 4% royalty on sales below $15.00 per silver oz, 9% above $15.00 per silver oz, 13% above $20.00 per silver oz, and a maximum of 16% above $25 per silver oz, based on the current realized prices. On December 12, 2021, the Company executed an amendment to the agreement whereby two additional concessions, adjacent to the existing and historic mine workings, were included in the existing agreement.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

Production Results for the Three and Six Months Ended June 30, 2023 and 2022

Three Months Ended June 30			GUANACEVÍ	Six Months Ended June 30
2023	2022	% Change		2023	2022	% Change
116,908	94,017	24%	Ore tonnes processed	219,283	195,270	12%
398	465	(14%)	Average silver grade (g/t)	451	435	4%
90.4	85.0	6%	Silver recovery (%)	87.8	85.2	3%
1,352,423	1,194,150	13%	Total silver ounces produced	2,792,347	2,328,000	20%
1,348,366	1,190,568	13%	Payable silver ounces produced	2,783,970	2,321,016	20%
1.10	1.37	(20%)	Average gold grade (g/t)	1.25	1.28	(2%)
94.0	88.9	6%	Gold recovery (%)	91.6	89.1	3%
3,885	3,680	6%	Total gold ounces produced	8,073	7,157	13%
3,873	3,668	6%	Payable gold ounces produced	8,048	7,135	13%
1,663,223	1,488,550	12%	Silver equivalent ounces produced(1)	3,438,187	2,900,560	19%
14.53	10.35	40%	Cash costs per silver ounce(2)(3)	13.36	11.26	19%
17.82	12.90	38%	Total production costs per ounce(2)(4)	16.31	14.16	15%
20.81	17.66	18%	All in sustaining costs per ounce (2)(5)	20.02	19.06	5%
173.53	170.75	2%	Direct operating costs per tonne(2)(6)	174.78	162.61	7%
232.58	201.84	15%	Direct costs per tonne(2)(6)	241.56	203.00	19%
16.33	12.72	28%	Silver co-product cash costs(7)	15.34	13.69	12%
1,315	1,030	28%	Gold co-product cash costs(7)	1,256	1,086	16%

(1) Silver equivalents are calculated using an 80:1 (silver/gold) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 20.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 and 24.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 23 and 24.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 25 and 26.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 23 and 24.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 27.

Guanaceví Production Results

Three months ended June 30, 2023 (compared to the three months ended June 30, 2022)

Silver production at the Guanaceví mine during Q2, 2023 was 1,352,423 oz, an increase of 13% compared to 1,194,150 oz in Q2, 2022, and gold production was 3,885 oz, an increase of 6% compared to 3,680 oz in Q2, 2022.  Plant throughput was 24% higher in Q2, 2023 with 116,908 tonnes at average grades of 398 gpt silver and 1.10 gpt gold, compared to 94,017 tonnes grading 465 gpt silver and 1.37 gpt gold in Q2, 2022. The increase in silver and gold production at the Guanaceví mine was primarily due to the 24% increase in processed tonnes and a 6% increase in silver and gold recoveries offset by a 14% reduction in ore silver grade and a 20% reduction in ore gold grade. Mine sequencing changes during Q2 2023 have resulted in lower grades compared to plan and historical comparisons.  It is expected that the grades will increase in Q3, 2023.

Six months ended June 30, 2023 (compared to the six months ended June 30, 2022)

Silver production at the Guanaceví mine during the first half of 2023 was 2,792,347 oz, an increase of 20% compared to 2,328,000 oz in the first half of 2022, and gold production was 8,073 oz, an increase of 13% compared to 7,157 oz in the first half of 2022.  Plant throughput was 12% higher in 2023 with 219,283 tonnes at average grades of 451 gpt silver and 1.25 gpt gold, compared to 195,270 tonnes grading 435 gpt silver and 1.28 gpt gold in the first half of 2022.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

The increase in silver and gold production at the Guanaceví mine was primarily due to the 12% increase in processed tonnes and a 4% increase in silver and gold recoveries offset by a 14% reduction in ore silver grade and a 20% reduction in ore gold grade. Mine sequencing changes during Q2 2023 have resulted in lower grades compared to plan and historical comparisons.  It is expected that the grades will increase in Q3, 2023. The increase in silver production at the Guanaceví mine was due to the 12% increase in processed tonnes, a 4% increase in ore silver grade and a 3% increase in silver recoveries.  The increase in gold production at the Guanaceví mine was due to the 12% increase in processed tonnes, a 3% increase in recoveries partially offset by a 2% reduction in ore gold grade.

Guanaceví Operating Costs

Three months ended June 30, 2023 (compared to the three months ended June 30, 2022)

Direct operating costs per tonne for the three months ended June 30, 2023 increased 2% to $173.53 compared with the same period in 2022, resulting from a strengthening in the Mexican peso and increased labour, power and consumables costs offset by increased throughput tonnes in Q3 2023.  The local third-party ore contributed $12.48 per tonne during Q2, 2023 compared to $27.44 per tonne in Q2, 2022 primarily due to lower payable ore grade in the purchased tonnes.  Including royalty and special mining duty costs, direct cost per tonne increased 15% to $232.58 compared with $201.84 in the same period in 2022. There was an 167% increase in royalty expense recognized during Q2, 2023 due to both an increase in 2023 in production from concessions that are subject to royalties and the impact of withholding of finished goods in Q2, 2022, which delayed the recognition of royalty expenses that recognized upon sale. Royalty expense increased from $2.1 million to $5.7 million, which are included in cost per tonne and oz metrics.

Cash costs per oz, net of by-product credits, increased to $14.53 compared to $10.35 for the same period in 2022, driven by the higher direct costs per tonne.  Although silver production increased by 13%, that increase was dampened by changes to mine sequencing changes in the quarter resulting in lower grades compared to plan and historical comparisons.  It is expected that the grades will increase in Q3, 2023The comparative period cash costs were also impacted by the withholding of finished goods inventory due to the delayed recognition of royalty expense that is payable on metal sale.  AISC per oz decreased 18% to $20.81 per oz for the three months ended June 30, 2023, due to decreased silver production and an increase in allocated corporate general and administrative expenses partially offset by slightly lower sustaining capital expenditures.

Six months ended June 30, 2023 (compared to the six months ended June 30, 2022)

Direct operating costs per tonne for the six months ended June 30, 2023 increased 7% to $174.78 compared with the same period in 2022, resulting from a strengthening in the Mexican peso and increased labour, power and consumables costs partially offset by higher throughput.  The local third-party ore contributed $18.01 per tonne during the first half of 2023 compared to $28.16 per tonne in the same period in 2022 due to lower ore grades.  Including royalty and special mining duty costs, direct cost per tonne increased 19% to $241.56 compared with $203.00 in the same period in 2022. There was a 91% increase in royalty expense recognized during the first six months of 2023 due to an increase in production from concessions that are subject to royalties and increased sales.  Royalty expense increased from $6.4 million to $12.1 million, which is included in cost per tonne and oz metrics.  There was also an increase in special mining duty from $1.5 million to $2.5 million resulting from the increase in sales and the strengthening of the Mexican Peso.

Cash costs per oz, net of by-product credits, increased to $13.36 compared to $11.26 for the same period in 2022, driven by the higher direct costs per tonne partially offset by increased silver production.  AISC per oz increased 5% to $20.02 per oz for the six months ended June 30, 2023, due to the increase in direct costs along with an increase in allocated corporate general and administrative expenses partially offset by slightly lower sustaining capital expenditures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

BOLAÑITOS OPERATIONS

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant.  Bolañitos provides steady employment for over 490 people and engages over 150 contractors.

Production Results for the Three and Six Months Ended June 30, 2023 and 2022

Three Months Ended June 30			BOLAÑITOS	Six Months Ended June 30
2023	2022	% Change		2023	2022	% Change
111,667	107,344	4%	Ore tonnes processed	220,365	212,238	4%
45	54	(17%)	Average silver grade (g/t)	53	57	(7%)
87.6	88.6	(1%)	Silver recovery (%)	86.6	89.0	(3%)
141,577	165,057	(14%)	Total silver ounces produced	325,198	346,162	(6%)
133,889	155,708	(14%)	Payable silver ounces produced	306,497	328,800	(7%)
1.85	1.77	5%	Average gold grade (g/t)	1.77	1.75	1%
89.3	91.8	(3%)	Gold recovery (%)	88.4	90.7	(2%)
5,934	5,609	6%	Total gold ounces produced	11,088	10,827	2%
5,763	5,449	6%	Payable gold ounces produced	10,772	10,531	2%
616,297	613,777	0%	Silver equivalent ounces produced(1)	1,212,238	1,212,322	(0%)
3.34	8.01	(58%)	Cash costs per silver ounce(2)(3)	2.40	2.24	7%
25.75	24.66	4%	Total production costs per ounce(2)(4)	22.44	18.40	22%
35.64	34.10	4%	All in sustaining costs per ounce (2)(5)	31.03	28.46	9%
101.14	99.25	2%	Direct operating costs per tonne(2)(6)	95.93	95.57	0%
103.64	101.05	3%	Direct costs per tonne(2)(6)	97.87	98.02	(0%)
18.68	17.51	7%	Silver co-product cash costs(7)	17.49	17.26	1%
1,505	1,419	6%	Gold co-product cash costs(7)	1,432	1,369	5%

(1) Silver equivalents are calculated using an 80:1 (silver/gold) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 20.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 23 and 24.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 23 and 24.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 25 and 26.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 23 and 24.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 27.

Bolañitos Production Results

Three months ended March 31, 2023 (compared to the three months ended March 31, 2022)

Silver production at the Bolañitos mine was 141,577 oz in Q2, 2023, a decrease of 14% compared to 165,057 oz in Q2, 2022, and gold production was 5,934 oz in Q2, 2023, an increase of 6% compared to 5,609 oz in Q2, 2022.  Plant throughput in Q2, 2023 was 111,667 tonnes at average grades of 45 gpt silver and 1.85 gpt gold, compared to 107,344 tonnes at average grades of 54 gpt silver and 1.77 gpt gold in Q2, 2022.  At the Bolañitos mine the 14% decrease in silver production was attributable to a 17% decrease in ore silver grade and 1% decrease in recoveries, partially offset by a 4% increase in throughput.  The 6% increase in gold production at the Bolañitos mine was attributable to a 5% increase in ore gold grade, the 4% increase in throughput offset by a 3% decrease in gold recoveries. The difference in ore grade at Bolañitos is primarily due to the fluctuations of ore grades from accessing different areas of the mine.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

Six months ended June 30, 2022 (compared to the six months ended June 30, 2021)

Silver production at the Bolañitos mine was 325,198 oz in the first half of 2023, a decrease of 6% compared to 346,162 oz in the first half of 2022, and gold production was 11,088 oz in the first half of 2023, an increase of 2% compared to 10,827 oz in the first half of 2022.  Plant throughput was 220,365 tonnes at average grades of 53 gpt silver and 1.77 gpt gold, compared to 212,238 tonnes at average grades of 57 gpt silver and 1.75 gpt gold in the first half of 2022.  The decrease in silver production at the Bolañitos mine was due to a 7% reduction in ore silver grade and a 3% reduction in silver recoveries partially offset by the 4% increase in ore tonnes processed.  The increase in gold production at the Bolañitos mine was due to the 4% increase in processed tonnes, a 1% increase in ore gold grade partially offset by a 2% reduction in recoveries. The difference in ore grade at Bolañitos is primarily due to the fluctuations of ore grades from accessing different areas of the mine.

Bolañitos Operating Costs

Three months ended March 31, 2023 (compared to the three months ended March 31, 2022)

Direct costs per tonne in Q2, 2023 increased 3% to $103.64 per tonne, primarily due to a higher direct costs partially offset by a 4% increase in ore tonnes processed.  Cash costs, net of by-product credits, were $3.34 per oz of payable silver in Q2, 2023 compared to $8.01 per oz in Q2, 2022 due to increased gold production and realized gold prices.  AISC increased 4% in Q2, 2023 to $35.64 per oz primarily due to the increase in cash costs, an increase in allocated corporate general and administrative expenses and decreased silver production.

On a co-product cash costs basis, silver cost per oz increased 7% compared to Q2, 2022 and gold co-product costs increased 6% to $18.68 per silver oz and $1,505 per gold oz, respectively. The increases in the silver and gold costs on a co-product basis were primarily driven by the higher direct costs per tonne and the silver co-product cost was also impacted by the 14% decrease in silver production.

Six months ended June 30, 2023 (compared to the six months ended June 30, 2022)

Direct costs per tonne for the first half of 2023 were flat at $97.87 per tonne, primarily due to a 4% increase in ore tonnes processed offset by increased direct costs.  Cash costs, net of by-product credits, were $2.40 per oz of payable silver in the first half of 2023 compared to $2.24 per oz in the first half of 2022 due to the increased costs compared to the same period in the prior year and reduced silver production.  AISC increased 9% in the first half of 2023 to $31.03 per oz primarily due to the increase in cash costs net of by-product, an increase in allocated corporate general and administrative and a decrease in silver production.

On a co-product cash costs basis, silver cost per oz decreased 1% compared to the first half of 2022 and gold co-product costs increased 5% to $17.49 per silver oz and $1,432 per gold oz, respectively. The increases in the silver and gold costs on a co-product basis were primarily driven by the higher direct costs per tonne and the silver co-product cost was also impacted by the 6% decrease in silver production.

DEVELOPMENT ACTIVITIES

Terronera Project

The Terronera project, located 40 km northeast of Puerto Vallarta in the state of Jalisco, Mexico, features a high-grade silver-gold mineral resource in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and remains open along strike to the southeast and down dip.

Wood PLC completed an independent feasibility study entitled "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico" dated October 21, 2021 with an effective date of September 9, 2021 (the "Terronera Feasibility Study" or "FS"), and filed on SEDAR and EDGAR and posted to the Company's website on October 25, 2021. The FS base case assumed a silver price of $20 per oz and a gold price of $1,575 per oz with an implied 79:1 silver to gold ratio, and a Mexico peso to U.S. dollar exchange rate of 20:1. At base case prices, the improved economics estimated an after-tax net present value of $174.1 million at a 5% discount rate, internal rate of return of 21.3%, and payback period of 3.6 years.  Initial capital expenditures were estimated to be $175 million with capital expenditures during production estimated to be $108.5 million. The 12-year life of mine was estimated to produce an average of 3.3 million silver oz and 32,874 gold oz per year generating $476 million pre-tax, $311 million after-tax, free cash flow.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

Following the completion of the Terronera Feasibility Study, the Company commenced initial earthworks and the procurement of long lead items and prior to making a formal construction decision, which was subject to completion of a financing package and receipt of additional amended permits. While the Company advanced financial due diligence, the Board approved certain early expenditures to de-risk various aspects of the project in a deliberate and disciplined manner to minimize risk prior to the final construction decision. Proceeding with these early expenditures has reduced inflationary and timing pressures and has also advanced key work that has facilitated the ramp-up to full construction.

On April 18, 2023, the Company announced that the Company had made a decision to proceed with the construction of an underground mine and mill at the Terronera project and had executed a Commitment Letter for a senior secured debt facility of $120 million that will be used to fund construction.

Project Loan Facility

The Company has entered into a Commitment Letter with Societe Generale and ING Bank N.V. with certain definitive terms agreed to for a senior secured debt facility for up to $120 million (the "Debt Facility"). Artemis Capital Advisors has acted as the financial advisor to the Company regarding this transaction, with ING Capital LLC (together with ING BANK N.V. "ING") and Societe Generale acting as Joint Lead Arrangers. A summary of the key terms of the Debt Facility are as follows:

  Up to $120 million principal amount
  Term of 8.5 years, including a 2-year grace period during the construction phase
  Interest rate of US Secured Overnight Financing Rate ("SOFR") + 4.50% per annum prior to completion (SOFR + 3.75% per annum upon completion)
  First security ranking over the Terronera Project
  Principal payments are payable in quarterly installments commencing three months after attaining completion of the Terronera Project
  Cash sweep will be applied to 35% of excess cash flow after debt service from completion onwards until $35 million of loan principal has been prepaid
  Certain hedging arrangements are required including hedging up to 68,000 ounces of gold over the initial three operating years
  No hedging requirements apply to the silver production
  Customary financial and debt servicing covenants

The Debt Facility will include standard and customary project finance terms and conditions regarding fees and conditions precedent to closing (including satisfaction of remaining customary due diligence and other approvals) and remains subject to the completion and execution of definitive loan documentation. Closing of the transaction is expected to occur in the third quarter of 2023. Further details of the Debt Facility will be released upon signing of the final documentation. Technical, environmental, and social due diligence has been completed by Societe Generale and ING to issue their Commitment Letter.

Updated Development Plans and Initial Capital Costs

Since the Company filed the Terronera Feasibility Study the Company has further evaluated various operating scenarios, cost-benefit initiatives and technologies to optimize the Terronera Project's operating flexibility and economics. Since 2021, additional cost pressures have emerged from systemic inflation and constrained global supply chains, which have contributed to increased costs of inputs within the mining sector. The Company's move to assemble an experienced development team has worked to mitigate some of these impacts, and management believes the Company is well-equipped to navigate the current business environment.

The Company has approved the construction of an optimized Terronera Project scenario (the "Revised Scenario"), consisting of a process plant with 2,000 tonne per day (tpd) capacity and an initial capital expenditure cost of $230 million, partially offset by a decrease in sustaining capital to $88.3 million over the life of the mine.  Endeavour expects a 21-month construction period, including 3 to 6 months ramp up to full production with initial production expected in the fourth quarter of 2024.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

Area	2021 Feasibility Study			2023 Revised Scenario			Life of Mine	% Change
							Variance
(millions)	Initial Capex	Sustaining	LOM	Initial Capex	Sustaining	LOM
Mining	$61.6	$102.5	$164.1	$69.9	$88.3	$158.1	($6.0)	(4%)
Mineral Processing Plant	37.8	3.1	40.9	48.0		48.0	5.0	17%
Site Infrastructure	24.5		47.6	47.6		47.6	21.7	94%
Total Direct Costs	123.9	105.6	229.5	165.5	88.3	253.7	24.1	11%
Owner Costs	21.7		21.7	27.6		27.6	5.9	27%
Project Indirect Costs	17.2		17.2	19.9		19.9	2.7	16%
Contingency	12.2		12.2	17.6		17.6	5.4	45%
Total Indirect Costs	51.1		51.1	65.1		65.1	14.0	27%
Total (Direct & Indirect)	$175.0	$105.6	$280.6	$230.5	$88.30	$318.8	$38.10	14%

The increased operating scale and optimization should result in slightly lower operating costs on a per tonne basis compared to the Terronera Feasibility Study. Below is a summary of the optimization work that has been completed on the project cost structure and key components:

  The mine design has been redesigned and mine plan optimized to reduce initial underground mine access development including changing portal locations. These changes were aimed at increasing development efficiencies, improving early ventilation, and reducing surface haulage. Pre-production development quantities increased for scaling the mine to 2,000 tpd.
  The processing plant and tailing storage facility initial capital expenditures have increased primarily for equipment required to achieve 2,000 tpd. These include a SAG Mill, concentrate regrind, and an additional tailings filter. Additional increases have resulted from inflationary costs for steel and other required materials for construction. Further metallurgical testing completed during the basic engineering design phase for the process plant indicate increased estimated silver and gold recoveries by 1.6% and 2.5% respectively, compared to the recoveries in the Terronera Feasibility Study.  Certain sustaining capital costs in the Terronera Feasibility Study are now included as operating costs.
  Site infrastructure now includes the Company's ownership of the liquified natural gas ("LNG") vaporization and power generation equipment rather than leasing, which was included as an operating lease in the Terronera Feasibility Study. The site infrastructure increase from the Terronera Feasibility Study is also due to additional access road improvements.
  The owner's costs, project indirect costs and contingency increased based on updated estimates of detailed engineering and overhead expenses. The contingency estimate was revised based on updated quotes and increased confidence in certain estimates and committed costs to date.

The Company is well-positioned to satisfy the financing requirements of the Project, having already invested over $70 million in direct development expenditures to the end of Q2 2023. The Company may consider various additional alternatives to raise the required capital as required by the terms of the Debt Facility. The revised metrics for the 2,000 tpd plant as compared to the 1,700 tpd plant contained in the 2021 Terronera Feasibility Study are set out in the following table.  The Company does not consider these changes to be material to the Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

2023 Revised 2,000 TPD Plant Compared to 2021 FS	Internal - FS Change
	2023	2021	% Change

Silver Price	$20.00	$20.00	0%
Gold Price	$1,575	$1,575	0%
Silver: Gold Ratio	79	79	0%
Operating Statistics
LOM Tonnes Processed LOM (thousands)	7,382	7,380	0%
Life of Mine (Years)	10.0	12.0	(17%)
Average silver grade (g/t)	196	197	(1%)
Average gold grade (g/t)	2.13	2.25	(5%)
Silver equivalent grade (g/t)(1)	364	374	(3%)
Average silver recovery	89.5%	87.7%	2%
Average gold recovery	78.7%	76.3%	2%
LOM payable Ag ounces produced (millions)	39.9	39.3	0%
LOM payable Au ounces produced (thousands)	384	393	(2%)
LOM payable Ag Eq ounces produced (millions)	69.7	70.3	(1%)
Avg annual payable Ag ounces produced (millions)	4.0	3.3	20%
Avg annual payable Au ounces produced (thousands)	38	33	17%
Avg annual payable Ag Eq ounces produced (millions)	7.0	5.9	18%
Capital Expenditure Statistics
Initial Capital Expenditure (millions)	230.4	175.0	32%
Process Capacity (tonnes per day)	1,990	1,700	17%
LOM Sustaining Capital	88.3	105.6	(16%)
Total LOM Project Capital	318.7	280.6	14%
Operating Cost Metrics (2)
LOM Gross Revenue (millions)	1,403.2	1,406.2	0%
LOM Gross COS (millions)	596.4	642.5	(7%)
LOM EBITDA (millions)	806.9	756.6	7%
After Tax LOM Free Cash Flow (millions)	316.9	311.4	2%
Cash costs by Product (per silver ounce)	(0.20)	0.59	(134%)
All in sustaining (per silver ounce)	2.15	3.24	(34%)
Cash costs by Silver Equivalent (per silver ounce)	8.50	9.14	(7%)
All in sustaining Silver equivalents (per silver ounce)	9.84	10.62	(7%)
Total Direct Production Costs (per Tonne)	80.43	87.06	(8%)
Mining Costs (per tonne)	29.26	30.96	(7%)
Processing Costs (per tonne)	23.38	25.47	(8%)
General and Administrative (per tonne)	9.32	10.90	(14%)
Treatment & Refining Charges (per tonne)	14.36	15.26	(6%)
Royalty Costs (per tonne)	4.47	4.46	0%

(1) Silver equivalents are calculated using an 79:1 (silver/gold) ratio.

(2) Non-GAAP measures - For a detailed description of each of the  Non-IFRS measures refer to the "Non-IFRS Measures" section beginning on page 20.  As these items are forward-looking we do not currently have comparable forward looking IFRS measure to report and therefore no reconciliation of these items is presented.  The comparable measures under IFRS for these items would be net earnings, net operating earnings and direct production costs which would be divided by silver ounces produced or silver equivalent ounces produced, respectively.  LOM EBITDA represents LOM Net earnings plus LOM Depreciation and LOM Taxes.  After Tax LOM Free Cash Flow represents LOM Net operating earnings plus LOM Taxes and LOM Capital Costs.  Management believes these Non-IFRS measures are important measures of the potential economics of the proposed mine plan and demonstrate potential mine economics with factors like depreciation and taxes which can vary over LOM.  The important factors in determining IFRS comparable measures which remain unknown at this time include mining, processing and indirect costs, and mining processing and indirect labour costs which may require adjustments to IFRS from estimates provided in the Life of Mine ("LOM").

Construction and Development Highlights

Early works have continued since the first quarter of 2022, with more than $70 million of the budget spent to date. Overall construction progress is 30% complete.  Project commitments total $144 million and are tracking in-line with our optimized plan.  As at June 30, 2023, site works and activities to date have included, but are not limited to:

  Safety - Ongoing safety training for new hires includes classroom and field training covering topics such as gas monitoring, fire suppression, and incident identification and reporting.
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

  Engineering - Detail mill and surface facilities engineering is over 70% complete. Focus has been on completing the concrete design to allow field work to begin. Engineering was finalized to request proposals for the mill construction contract, which includes structural steel, mechanical, piping, electrical and instrumentation.
  Access road construction - Improvements to over seven kilometres of the community road used for access between the camp and mill site and mine portals are substantially complete. Remaining work includes widening a few road sections to facilitate oversized loads that will be delivered to site. The project's focus on early road improvements have greatly facilitated construction ramp up, especially prior to the rainy season.
  Permanent camp - Progress is approximately 90% complete for the camp facilities, which will accommodate 550 personnel. Fully operational facilities include the dining, laundry, clinic, and training areas. Nearly all dormitory units have been installed; several final living units remain pending.
  Mine development - Nearly 600 metres of underground development has been completed in Portal 2 and Portal 4 access declines, which are being driven in parallel to concurrently advance the ventilation circuit. Advance rates have steadily increased as development personnel are added, and efficiencies improve. Preparations are currently underway to commence Portal 1 development, which will be collared at the mill site for ore haulage and lower orebody access.
  Plant site preparation - Mill site earthworks have been completed with over 280,000m3 of material moved to date. Excavations were completed for the coarse ore reclaim tunnel and grinding areas, and rebar installation has begun.
  Board of Directors' Special Committee - A Board committee, consisting of three independent directors, chaired by Ken Pickering, was formed to provide oversight for timely construction and mine development as the project advances.
  Onsite personnel - The Workforce has increased to 83 employees and 390 contractor workers. Recruitment activities have been focused on key personnel for construction management and mine development. Onboarding and training programs continue to be developed for personnel hiring, including those required to self-perform mine development and operational readiness
  Community relations - The Q2 focus areas were partnerships with local schools to fund education campaigns and cultural celebrations. The Company also installed a telephone transmission antenna in Santiago de los Pinos and work is continuing on road signage as traffic increases.

Project Timeline and Next Steps

The Company remains focused on advancing its Terronera Project to initial production. Upcoming major milestones include:

  Advancing mill area concrete work including the coarse ore reclaim tunnel and grinding areas; as well as commencing work for other areas such as crushing and flotation;
  Awarding the mill construction contract to begin mobilization for Q4, 2023 construction;
  Receiving major mill component deliveries in Q3 including the SAG mill, hydrocyclone separator, thickener components and the apron feeders;
  Advancing development for the Portal 1 decline; and
  Advancing Portal 2 and Portal 4 development for initial ore access in Q1 2024.

EXPLORATION RESULTS

At Guanaceví, the Company drilled 2,607 metres in 17 holes at a total expense of $0.7 million to delineate extensions of the El Curso mineralized zone. Drilling results received confirmed expectations and intersected significant mineralization with similar grades and vein widths to historical results.

At Bolañitos, the Company drilled 5,385 metres in 29 holes at a total expense of $0.7 million to target the Candelaria and El Puertocito veins in the Golondrinas area located in Bolañitos South.  The Company intersected significant mineralization with resource average grades over mineable widths.

At Terronera, geological mapping was conducted in the El Padre, Katia, Ermita and Real Alto areas.

At Parral, the Company drilled 20 holes totalling 5,118 metres, with a cost of $1.0 million to continue targeting various areas of the San Patricio, Veta Norte, San Antonio and San Alberto veins and conducted geological mapping activities. Management will continue the exploration program in 2023 with the intention to expand the resource estimate published in December 2019 and initiate an economic study in 2023.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

At Pitarrilla, the Company continued underground development to advance the kilometre long decline and lateral drifts that will be used to drill 5,000 metres to test the resource ("underground manto") at various angles and conduct geological mapping activities.

In Chile, the Company conducted mapping sampling and surface exploration and preparation for drilling at the Aida project.

On July 18, 2023 the Company entered into a definitive agreement with Bravada Gold Corporation which grants the Company an option to earn an 85% interest in the Baxter gold and silver property ("Baxter"), by incurring $4.0 million in exploration expenditures and paying $0.5 million in option payments over a five-year period from the date of the agreement. Baxter is located directly north of the Company's Bruner project in Nevada's Walker Lane Gold trend. Baxter consists of 114 unpatented lode claims (approximately 920 hectares). Upon completion of the exploration and development expenditures and payment of all of the option payments, the Company can exercise the option and will form a joint venture with 85% of the interest belonging to the Company.

On July 31, 2023, Minera Plata Adelante SA de CV ("MPA") entered into an agreement with Gold Royalty Corp. to sell all of MPA's interest in the 1% Cozamin royalty ("Royalty") for total consideration of $7.5 million, payable in cash. The Royalty applies to two concessions (Calicanto and Vicochea) on Capstone's Cozamin copper-silver mine, located 3.6 kilometres north-northwest of Zacatecas City in state of Zacatecas, Mexico. The Company obtained the Royalty through a concession division agreement signed in 2017 on seven wholly owned concessions which were acquired for $0.4 million The Cozamin Mine, a copper-silver mine owned and operated by Capstone Copper in Zacatecas, Mexico, is located on two of the seven Concessions. The sale agreement includes an option granted to Gold Royalty Corp to purchase any additional royalties which may be granted on the five remaining concessions under the 2017 concession division agreement. The definitive agreement is subject to standard closing conditions.

CONSOLIDATED FINANCIAL RESULTS

Three months ended June 30, 2023 (compared to the three months ended June 30, 2022)

In Q2, 2023, the Company's mine operating earnings were $12.5 million (Q2, 2022 - $4.5 million) on revenue of $50.0 million (Q2, 2022 - $30.8 million) with cost of sales of $37.5 million (Q2, 2022 - $26.3 million).

In Q2, 2023, the Company had operating earnings of $5.4 million (Q2, 2022 -operating loss of $1.3 million) after exploration and evaluations costs of $4.3 million (Q2, 2022 - $3.8 million), general and administrative expense of $2.4 million (Q2, 2022 -$1.3 million) and a write off of mineral properties of $0.4 million (Q2, 2022 - $0.5 million).  In the three months ended June 30, 2022 operating earnings also included $0.2 million in care and maintenance costs related to the suspension of the operations at the El Compas mine.

The earnings before taxes for Q2, 2023 was $4.2 million (Q2, 2022 - loss before taxes of $8.8 million) after finance costs of $0.4 million (Q2, 2022 - $0.3 million), a foreign exchange gain of $1.9 million (Q2, 2022 -foreign exchange loss of $0.3 million) and investment and other expenses of $2.7 million (Q2, 2022 -$6.9 million). The Company realized a net loss for the period of $1.1 million (Q2, 2022 -$11.9 million) after an income tax expense of $5.2 million (Q2, 2022 - $3.1 million).

Revenue of $50.0 million in Q2, 2023, net of $0.9 million of smelting and refining costs, increased by 62% compared to $30.8 million, net of $0.9 million of smelting and refining costs, in Q2, 2022.  Gross sales of $50.9 million in Q2, 2023 represented a 61% increase over the gross sales of $31.7 million for the same period in 2022. Silver oz sold increased 116% due to both the withholding of a significant amount of silver finished goods inventory during Q2, 2022 and the increased production compared to Q2, 2022.  The 116% increase in ounces sold during the period, combined with a 7% increase in the realized silver price resulted in a 131% increase to silver sales. Gold oz sold increased 1% with a 6% increase in realized gold prices resulting in a 7% increase in gold sales.  Gold oz sold increased 1% primarily due to the 7% increase in gold ounces produced with some impact also due to the timing of sales of finished goods inventory. During the period, the Company sold 1,299,672 oz silver and 9,883 oz gold, for realized prices of $24.27 and $1,955 per oz, respectively, compared to sales of 602,894 oz silver and 9,792 oz gold, for realized prices of $22.72 and $1,840 per oz, respectively, in the same period of 2022. For the three months ended June 30, 2023, the realized prices of silver and gold were within 2% of the London spot prices. Silver and gold London spot prices averaged $24.13 and $1,976, respectively, during the three months ended June 30, 2023.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

The Company increased its finished goods to 637,439 oz silver and slightly decreased it finished goods gold inventory to 1,519 oz gold at June 30, 2023 compared to 471,069 oz silver and 1,766 oz gold at March 31, 2023.  The cost allocated to these finished goods was $13.8 million as at June 30, 2023, compared to $7.4 million at March 31, 2023.  At June 30, 2023, the finished goods inventory fair market value was $17.6 million, compared to $14.7 million at March 31, 2023.

Cost of sales for Q2, 2023 was $37.5 million, an increase of 43% over the cost of sales of $26.3 million for Q2, 2022.  The increase in the cost of sales compared to the prior period was driven by significantly higher silver ounces sold in the current period,a strengthened Mexican peso and higher labour, power and consumables costs as the Company, as well as the industry, has experienced significant inflationary pressures.  Additionally, the Company incurred increased royalty costs during Q2, 2023 compared to the prior period.

Exploration and evaluation expenses were $4.3 million, increase of 13% compared to $3.8 million incurred in the same period of 2022 primarily due to the additional exploration expenditures on the newly acquired Pitarrilla project and timing of exploration activities.  General and administrative expenses of $2.4 million in Q2 2023 were 85% higher compared to the $1.3 million incurred for the same period of 2022.  During Q2 2023 there are additional costs due to investment in a new ERP system and during Q2 2022, there was a mark-to-market impact of cash-settled director's deferred share units, which comparatively decreased costs by $0.6 million.

The Company incurred a foreign exchange gain of $1.9 million in Q2, 2023 compared to a foreign exchange loss of $0.3 million in Q2, 2022 due to a strengthening of the Mexican peso during the quarter, which increases the US dollar value of Mexican peso denominated working capital. The Company incurred $0.4 million in finance charges primarily from interest on loans related to mobile equipment and accretion of reclamation and rehabilitation liabilities, compared to $0.3 million in the same period in 2022.  The Company recognized $2.7 million in investment and other expenses compared to $6.9 million in investment and other expenses in Q2, 2022, primarily resulting from recognizing an unrealized loss on marketable securities and warrants of $2.9 million (Q2, 2022 - loss of $7.6 million), a realized loss on marketable securities of $0.3 million Q2, 2022 - $nil), $0.4 million in interest income (Q2, 2022 - $0.3 million), $0.2 million in royalty income (Q2, 2022 - $0.1 million) and $0.1 million in other expenses (Q2, 2022 - other income of $0.3 million).

Income tax expense was $5.2 million in Q2, 2023 compared to $3.1 million in Q2, 2022.  The $5.3 million tax expense is comprised of $4.4 million in current income tax expense (Q2, 2022 - $1.3 million) and $0.8 million in deferred income tax expense (Q2, 2022 - $1.8 million).  The current income tax expense consists of $1.4 million in special mining duty taxes and $3.0 million of income taxes. The deferred income tax expense of $0.8 million is derived from changes in temporary timing differences between deductions for accounting versus deductions for tax.  During 2022, the changes in deferred taxes were driven primarily by the utilization of loss carryforwards at Guanacevi and during 2023 there were no further loss carryforwards available to offset against current income tax.

Six months ended June 30, 2023 (compared to the six months ended June 30, 2022)

For the six-month period ended June 30, 2023, the Company's mine operating earnings were $28.5 million (2022 - $24.7 million) on revenue of $105.5 million (2022 - $88.5 million) with cost of sales of $77.0 million (2022 - $63.8 million).

The Company had operating earnings of $12.3 million (2022 -$11.2 million) after exploration and evaluations costs of $8.5 million (2022 - $7.0 million), general and administrative expense of $7.3 million (2022 -$5.6 million) and a write off of mineral properties of $0.4 million (2022 - $0.5 million). In the six months ended June 30, 2022 operating earnings also included $0.4 million in care and maintenance costs related to the suspension of the operations at the El Compas mine.

Earnings before tax was $16.7 million (2022 -$10.0 million) after finance costs of $0.8 million (2022 - $0.6 million), a foreign exchange gain of $3.7 million (2022 -$0.5 million) and investment and other income of $1.4 million (2022 -investment and other expense of $1.1 million). The Company realized net earnings for the period of $5.4 million (2022 -net loss of $0.3 million) after an income tax expense of $11.3 million (2022 - $10.3 million).

Revenue of $105.5 million for the first half of 2023, net of $1.5 million of smelting and refining costs, increased by 19% compared to $88.5 million, net of $1.6 million of smelting and refining costs in 2022.  Gross sales of $107.0 million in 2023 represented a 19% increase over the gross sales of $90.1 million for the same period in 2022. Silver oz sold increased 28% due to both the withholding of a significant amount of silver finished goods inventory during Q2, 2022 and the 17% increase in silver production in compared to 2022.  The 28% increase in ounces sold during the period, combined with a 1% decrease in the realized silver price resulted in a 26% increase to silver sales. Gold oz sold increased 5% with a 2% increase in realized gold prices resulting in a 7% increase in gold sales.  Gold oz sold increased 5% primarily due to the 7% increase in gold ounces produced with some impact also due to the timing of sales of finished goods inventory. During the period, the Company sold 2,967,080 oz silver and 19,009 oz gold, for realized prices of $23.65 and $1,937 per oz, respectively, compared to sales of 2,320,662 oz silver and 18,173 oz gold, for realized prices of $23.95 and $1,9000 per oz, respectively, in the same period of 2022. For the six months ended June 30, 2023, the realized prices of silver and gold were within 2% of the London spot prices. Silver and gold London spot prices averaged $23.31 and $1,932, respectively, during the six months ended June 30, 2023.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

The Company slightly increased its finished goods silver to 637,439 oz silver and slightly decreased it finished goods gold inventory to 1,519 oz gold, at June 30, 2023 compared to 530,250 oz silver and 1,707 oz gold at December 31, 2022.  The cost allocated to these finished goods was $13.8 million at June 30, 2023, compared to $6.1 million at December 31, 2022 and $20.8 million at June 30, 2022.  At June 30, 2023, the finished goods inventory fair market value was $17.6 million, compared to $15.8 million at December 31, 2022.

Cost of sales for 2023 was $77.0 million, an increase of 21% over the cost of sales of $63.8 million for the same period of 2022.  The increase in cost of sales in 2023 in the current period compared to the prior period, was driven by a strengthened Mexican peso, higher labour, power and consumables costs as the Company, as well as the industry, has experienced significant inflationary pressures.  Additionally, the Company incurred increased royalty costs recognized during 2023 compared to the prior period as there was increased production at Guanacevi has come from the El Curso and El Porvenir concessions, which are subject to royalties.

Exploration and evaluation expenses were $8.5 million, increase of 21% compared to $7.0 million incurred in the same period of 2022 primarily due to the additional exploration expenditures on the newly acquired Pitarrilla project and timing of exploration activities.  General and administrative expenses of $7.3 million in 2023 were 30% higher compared to the $5.6 million incurred for the same period of 2022. During 2023 there are additional costs due to investment in a new ERP system and during Q2 2022, there was a mark-to-market impact of cash-settled director's deferred share units, which comparatively decreased costs by $0.7 million.

The Company incurred a foreign exchange gain of $3.7 million in 2023 compared to a foreign exchange gain of $0.5 million in the same period in 2022 due to a strengthening of the Mexican peso during the quarter which increases the US dollar value of Mexican peso denominated working capital. The Company incurred $0.8 million in finance charges primarily from interest on loans related to mobile equipment and accretion of reclamation and rehabilitation liabilities compared to $0.6 million in the same period in 2022.  The Company recognized $1.4 million in investment and other income compared to $1.1 million in investment and other expense in 2022, primarily resulting from recognizing a loss on marketable securities and warrants of $0.1 million (2022 - loss of $2.3 million), $1.0 million in interest income (2022 - $0.1 million), $0.5 million in royalty income (2022 - $0.1 million).

Income tax expense was $11.3 million in 2023 compared to $10.3 million in 2022.  The $11.3 million tax expense is comprised of $8.9 million in current income tax expense (2022 - $2.3 million) and $2.4 million in deferred income tax expense (2022 - $8.0 million).  The current income tax expense consists of $2.8 million in special mining duty taxes and $6.1 million of income taxes. The deferred income tax expense of $2.4 million is derived from changes in temporary timing differences between deductions for accounting versus deductions for tax.  During 2022, the changes in deferred taxes were driven primarily by the utilization of loss carryforwards at Guanacevi and during 2023 there were no further loss carryforwards available to offset against current income tax.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

NON-IFRS MEASURES

Non-IFRS and Other Financial Measures and Ratios

We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below.  We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  The non-IFRS measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

A non-IFRS ration is defined by 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning.  The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets.  Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS.  The measure is intended to assist readers in evaluating our liquidity.

Expressed in thousands US dollars	As at June 30, 2023	As at December 31, 2022
Current assets	$126,678	$146,333
Current liabilities	48,439	52,749
Working capital	$78,239	$93,584

Adjusted earnings and adjusted earnings per share ("EPS") are non-IFRS measures that supplement information to the Company's consolidated financial statements.  The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's underlying core operating performance.  The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

The Company defines the adjusted earnings as net income adjusted to include certain non-cash and unusual item, and items that in the Company's judgement are subject to volatility as a result of factors which are unrelated to the Company's operation in the period.  Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. During the current period, the Company has included changes in the fair value of its investments in marketable securities and made retroactive adjustments to prior periods for the same. The following table provides a detailed reconciliation of net income as reported in the Company's financial statement to adjusted earnings and adjusted earnings per share.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
(except for share numbers and per share amounts)	2023	2022	2023	2022
Net earnings (loss) for the period per financial statements	($1,054)	($11,923)	$5,402	($261)
Change in fair value of investments	3,150	7,626	53	2,269
Adjusted net earnings (loss)	$2,096	($4,297)	$5,455	$2,008
Basic weighted average share outstanding	191,446,597	180,974,609	190,867,192	176,291,929
Adjusted net earnings (loss) per share	$0.01	($0.02)	$0.03	$0.01

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties.  Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Mine operating earnings per financial statements	$12,542	$4,472	$28,567	$24,741
Share-based compensation	(294)	113	(162)	240
Amortization and depletion	6,596	4,175	12,849	10,481
Mine operating cash flow before taxes	$18,844	$8,760	$41,254	$35,462

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance on a per share basis, irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
(except for per share amounts)	2023	2022	2023	2022
Cash from (used in) operating activities per financial statements	$4,853	($18,548)	$4,452	$3,185
Net changes in non-cash working capital per financial statements	(6,606)	(22,160)	(19,508)	(21,046)
Operating cash flow before working capital changes	$11,459	$3,612	$23,960	$24,231
Basic weighted average shares outstanding	191,446,597	180,974,609	190,867,192	176,291,929
Operating cash flow before working capital changes per share	$0.06	$0.02	$0.13	$0.14

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion.

Adjusted EBITDA excludes the following additional items from EBITDA:

  Share based compensation;
  Non-recurring impairments (reversals);
  Change in fair value of investments;
  Significant non-routine items.

Adjusted EBITDA per share is calculated by dividing Adjusted EBITDA by the basic weighted average number of shares outstanding for the period.

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.  Management uses EBITDA for this purpose.  EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.  EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS.  Other companies may calculate EBITDA and Adjusted EBITDA differently.

Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation.  During the current period, the Company has included changes in the fair value of its investments in marketable securities and made retroactive adjustments to prior periods for the same

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Net earnings (loss) for the period per financial statements	($1,054)	($11,923)	$5,402	($261)
Depreciation and depletion - cost of sales	6,596	4,175	12,849	10,481
Depreciation and depletion - exploration	317	98	595	205
Depreciation and depletion - general & administration	54	51	116	99
Depreciation and depletion - care & maintenance	-	30	-	60
Finance costs	229	212	488	389
Current income tax expense	4,442	1,325	8,887	2,340
Deferred income tax expense	766	1,752	2,442	7,974
EBITDA	$11,350	($4,280)	$30,779	$21,287
Share based compensation	416	972	2,041	2,499
Change in fair value of investments	3,150	7,626	53	2,269
Adjusted EBITDA	$14,916	$4,318	$32,873	$26,055

Cash costs per silver oz, total production costs per oz, direct operating costs per tonne and direct costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures and ratios are similar to those reported by other mining companies. Cash costs per oz, total production costs per oz and direct costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. Direct operating costs include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs include all direct operating costs plus royalties and special mining duty.  Cash costs include all direct costs less by-product gold sales and changes in finished gold inventories.  Total production costs include all cash costs plus amortization and depletion, changes in amortization and depletion in finished goods inventory and site share-based compensation.  Cash costs per silver ounce and total production costs per ounce are calculated by dividing cash costs and total production costs by the payable silver ounces produced.  Direct operating cost per tonne and direct costs per tonne are calculated by dividing direct operating costs and direct costs by the number of processed tonnes.  The following tables provide a detailed reconciliation of these measures to the Company's direct production costs, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

Expressed in thousands US dollars	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total

Direct production costs per financial statements	$14,878	$10,600	$25,478	$7,797	$12,031	$19,828
Smelting and refining costs included in net revenue	-	795	795	-	937	937
Opening finished goods	(4,848)	(1,063)	(5,911)	(7,908)	(2,995)	(10,903)
Closing finished goods	10,257	962	11,219	16,164	681	16,845
Direct operating costs	20,287	11,294	31,581	16,053	10,654	26,707
Royalties	5,679	70	5,749	2,128	66	2,194
Special mining duty (1)	1,224	209	1,433	795	127	922
Direct costs	27,190	11,573	38,763	18,976	10,847	29,823
By-product gold sales	(8,469)	(10,853)	(19,322)	(5,719)	(12,302)	(18,021)
Opening gold inventory fair market value	2,500	995	3,495	3,724	3,763	7,487
Closing gold inventory fair market value	(1,629)	(1,268)	(2,897)	(4,662)	(1,061)	(5,723)
Cash costs net of by-product	19,592	447	20,039	12,319	1,247	13,566
Amortization and depletion	3,381	3,215	6,596	940	3,235	4,175
Share-based compensation	(147)	(147)	(294)	57	56	113
Opening finished goods depreciation and depletion	(1,115)	(355)	(1,470)	(1,689)	(897)	(2,586)
Closing finished goods depreciation and depletion	2,318	288	2,606	3,733	199	3,932
Total production costs	$24,029	$3,448	$27,477	$15,360	$3,840	$19,200

	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	116,908	111,667	228,575	94,017	107,344	201,361
Payable silver ounces	1,348,366	133,889	1,482,255	1,190,568	155,708	1,346,276
Cash costs per silver ounce	$14.53	$3.34	$13.52	$10.35	$8.01	$10.08
Total production costs per ounce	$17.82	$25.75	$18.54	$12.90	$24.66	$14.26
Direct operating costs per tonne	$173.53	$101.14	$138.16	$170.75	$99.25	$132.63
Direct costs per tonne	$232.58	$103.64	$169.59	$201.84	$101.05	$148.11

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

Expressed in thousands US dollars	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total

Direct production costs per financial statements	$33,023	$18,971	$51,994	$25,681	$20,868	$46,549
Smelting and refining costs included in net revenue	-	1,451	1,451	-	1,591	1,591
Opening finished goods	(4,953)	(245)	(5,198)	(10,093)	(2,857)	(12,950)
Closing finished goods	10,257	962	11,219	16,164	681	16,845
Direct operating costs	38,327	21,139	59,466	31,752	20,283	52,035
Royalties	12,150	134	12,284	6,362	149	6,511
Special mining duty (1)	2,494	294	2,788	1,526	371	1,897
Direct costs	52,971	21,567	74,538	39,640	20,803	60,443
By-product gold sales	(16,902)	(19,917)	(36,819)	(10,741)	(23,790)	(34,531)
Opening gold inventory fair market value	2,740	354	3,094	1,900	4,784	6,684
Closing gold inventory fair market value	(1,629)	(1,268)	(2,897)	(4,662)	(1,061)	(5,723)
Cash costs net of by-product	37,180	736	37,916	26,137	736	26,873
Amortization and depletion	6,855	5,994	12,849	4,850	5,631	10,481
Share-based compensation	(81)	(81)	(162)	120	120	240
Opening finished goods depreciation and depletion	(862)	(60)	(922)	(1,965)	(635)	(2,600)
Closing finished goods depreciation and depletion	2,318	288	2,606	3,733	199	3,932
Total production costs	$45,410	$6,877	$52,287	$32,875	$6,051	$38,926

	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	219,283	220,365	439,648	195,270	212,238	407,508
Payable silver ounces	2,783,970	306,497	3,090,467	2,321,016	328,800	2,649,816
Cash costs per silver ounce	$13.36	$2.40	$12.27	$11.26	$2.24	$10.14
Total production costs per ounce	$16.31	$22.44	$16.92	$14.16	$18.40	$14.69
Direct operating costs per tonne	$174.78	$95.93	$135.26	$162.61	$95.57	$127.69
Direct costs per tonne	$241.56	$97.87	$169.54	$203.00	$98.02	$148.32

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Expressed in thousands US dollars		June 30, 2023			June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Closing finished goods	10,257	962	11,219	16,164	681	16,845
Closing finished goods depletion	2,318	288	2,606	3,733	199	3,932
Finished goods inventory	$12,575	$1,250	$13,825	$19,897	$880	$20,777

AISC per oz and all-in costs per oz are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

Expressed in thousands US dollars	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$19,592	$447	$20,039	$12,319	$1,247	$13,566
Operations share-based compensation	(147)	(147)	(294)	57	56	113
Corporate general and administrative	1,228	477	1,705	401	155	556
Corporate share-based compensation	430	169	599	527	214	741
Reclamation - amortization/accretion	79	66	145	69	53	122
Mine site expensed exploration	327	350	677	360	308	668
Intangible payments	-	-	-	-	-	-
Equipment loan payments	245	489	734	246	488	734
Capital expenditures sustaining	6,300	2,920	9,220	7,050	2,788	9,838
All-In-Sustaining Costs	$28,054	$4,771	$32,825	$21,028	$5,310	$26,338
Growth exploration and evaluation			3,253			2,901
Growth capital expenditures			14,644			5,613
All-In-Costs			$50,722			$34,852

	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	116,908	111,667	228,575	94,017	107,344	201,361
Payable silver ounces	1,348,366	133,889	1,482,255	1,190,568	155,708	1,346,276
Silver equivalent production (ounces)	1,663,223	616,297	2,279,520	1,488,550	613,777	2,102,327

Sustaining cost per ounce	$20.81	$35.64	$22.15	$17.66	$34.10	$19.56
All-In-costs per ounce			$34.22			$25.89

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Capital expenditures sustaining	$9,220	$9,838	$17,211	$17,910
Growth capital expenditures	14,644	5,613	27,370	10,538
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$23,864	$15,451	$44,581	$28,448

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

Expressed in thousands US dollars	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$37,180	$736	$37,916	$26,137	$736	$26,873
Operations share-based compensation	(81)	(81)	(162)	120	120	240
Corporate general and administrative	3,844	1,355	5,199	2,468	1,031	3,499
Corporate share-based compensation	1,449	511	1,960	1,444	603	2,047
Reclamation - amortization/accretion	158	128	286	134	106	240
Mine site expensed exploration	706	663	1,369	712	558	1,270
Intangible payments	-	-	-	29	12	41
Equipment loan payments	490	976	1,466	491	977	1,468
Capital expenditures sustaining	11,990	5,221	17,211	12,696	5,214	17,910
All-In-Sustaining Costs	$55,736	$9,509	$65,245	$44,230	$9,358	$53,588
Growth exploration and evaluation			6,316			5,314
Growth capital expenditures			27,370			10,538
All-In-Costs			$98,931			$69,440

	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	219,283	220,365	439,648	195,270	212,238	407,508
Payable silver ounces	2,783,970	306,497	3,090,467	2,321,016	328,800	2,649,816
Silver equivalent production (ounces)	3,438,187	1,212,238	4,650,425	2,900,560	1,212,322	4,112,882

Sustaining cost per ounce	$20.02	$31.03	$21.11	$19.06	$28.46	$20.22
All-In-costs per ounce			$32.01			$26.21

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Mine site expensed exploration	$677	$668	$1,369	$1,270
Growth exploration and evaluation	3,253	2,901	6,316	5,314
Total exploration and evaluation	3,930	3,569	7,685	6,584
Exploration depreciation and depletion	317	98	595	205
Exploration share-based compensation	112	117	243	211
Exploration and evaluation expense	$4,359	$3,784	$8,523	$7,000

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

Expressed in thousands US dollars	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$14,878	$10,600	$25,478	$7,797	$12,031	$19,828
Smelting and refining costs included in net revenue	-	795	795	-	937	937
Royalties	5,679	70	5,749	2,128	66	2,194
Special mining duty (1)	1,224	209	1,433	795	127	922
Opening finished goods	(4,848)	(1,063)	(5,911)	(7,908)	(2,995)	(10,903)
Closing finished goods	10,257	962	11,219	16,164	681	16,845
Direct costs	$27,190	$11,573	$38,763	$18,976	$10,847	$29,823

	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Silver production (ounces)	1,352,423	141,577	1,494,000	1,194,150	165,057	1,359,207
Average realized silver price ($)	24.27	24.27	24.27	22.72	22.72	22.72
Silver value ($)	32,823,265	3,436,069	36,259,335	27,131,088	3,750,095	30,881,183

Gold production (ounces)	3,885	5,934	9,819	3,680	5,609	9,289
Average realized gold price ($)	1,955	1,955	1,955	1,840	1,840	1,840
Gold value ($)	7,595,464	11,601,411	19,196,875	6,771,200	10,320,560	17,091,760

Total metal value ($)	40,418,729	15,037,481	55,456,210	33,902,288	14,070,655	47,972,943
Pro-rated silver costs (%)	81%	23%	65%	80%	27%	64%
Pro-rated gold costs (%)	19%	77%	35%	20%	73%	36%

Pro-rated silver costs ($)	22,080	2,644	25,345	15,186	2,891	19,198
Pro-rated gold costs ($)	5,110	8,929	13,418	3,790	7,956	10,625

Silver co-product cash costs ($)	16.33	18.68	16.96	12.72	17.51	14.12
Gold co-product cash costs ($)	1,315	1,505	1,367	1,030	1,418	1,144

Expressed in thousands US dollars	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$33,023	$18,971	$51,994	$25,681	$20,868	$46,549
Smelting and refining costs included in net revenue	-	$1,451	$1,451	-	1,591	1,591
Royalties	12,150	134	12,284	6,362	149	6,511
Special mining duty (1)	2,494	294	2,788	1,526	371	1,897
Opening finished goods	(4,953)	(245)	(5,198)	(10,093)	(2,857)	(12,950)
Finished goods NRV adjustment	-	-	-	-	-	0
Closing finished goods	10,257	962	11,219	16,164	681	16,845
Direct costs	52,971	21,567	74,538	39,640	20,803	60,443

	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Silver production (ounces)	2,792,347	325,198	3,117,545	2,328,000	346,162	2,674,162
Average realized silver price ($)	23.65	23.65	23.65	23.95	23.95	23.95
Silver value ($)	66,031,062	7,690,007	73,721,069	55,755,600	8,290,580	64,046,180

Gold production (ounces)	8,073	11,088	19,161	7,157	10,827	17,984
Average realized gold price ($)	1,937	1,937	1,937	1,900	1,900	1,900
Gold value ($)	15,636,792	21,476,620	37,113,413	13,598,300	20,571,300	34,169,600

Total metal value ($)	81,667,854	29,166,628	110,834,482	69,353,900	28,861,880	98,215,780
Pro-rated silver costs (%)	81%	26%	67%	80%	29%	65%
Pro-rated gold costs (%)	19%	74%	33%	20%	71%	35%

Pro-rated silver costs ($)	42,829	5,686	49,579	31,868	5,976	39,415
Pro-rated gold costs ($)	10,142	15,881	24,959	7,772	14,827	21,028

Silver co-product cash costs ($)	15.34	17.49	15.90	13.69	17.26	14.74
Gold co-product cash costs ($)	1,256	1,432	1,303	1,086	1,369	1,169

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 27

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for share numbers and per share amounts	2023		2022				2021
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross Sales	$50,866	$56,117	$82,683	$40,393	$31,719	$58,394	$48,875	$34,954
Smelting and refining costs included in net revenue	795	656	694	744	937	654	358	392
Total Revenue	50,071	55,461	81,989	39,649	30,782	57,740	48,517	34,562
Direct production costs	25,478	26,516	42,821	24,510	19,828	26,721	26,013	18,639
Royalties	5,749	6,535	8,479	2,821	2,194	4,317	4,285	2,698
Mine operating cash flow before taxes	18,844	22,410	30,689	12,318	8,760	26,702	18,219	13,225
Share-based compensation	(294)	132	89	113	113	127	87	105
Amortization and depletion	6,596	6,253	8,945	5,753	4,175	6,306	5,014	4,843
Write down on inventory	-	-	-	1,323	-	-	896	-
Mine operating earnings (loss)	$12,542	$16,025	$21,655	$5,129	$4,472	$20,269	$12,222	$8,277

Basic earnings (loss) per share	($0.01)	$0.03	$0.04	($0.01)	($0.07)	$0.07	$0.00	($0.03)
Diluted earnings (loss) per share	($0.01)	$0.03	$0.04	($0.01)	($0.07)	$0.07	$0.00	($0.03)
Weighted shares outstanding	191,446,597	190,274,768	189,993,085	189,241,367	180,974,609	171,557,220	170,518,894	170,432,326

Net earnings (loss)	($1,054)	$6,456	$7,961	($1,499)	($11,923)	$11,662	($471)	($4,479)
Amortization and depletion	6,967	6,593	9,279	5,963	4,354	6,491	5,194	4,986
Finance costs	229	259	233	194	212	177	22	195
Current income tax	4,442	4,445	2,850	1,186	1,325	1,015	1,005	659
Deferred income tax	766	1,676	2,345	2,053	1,752	6,222	4,992	3,017
EBITDA	$11,350	$19,429	$22,668	$7,897	($4,280)	$25,567	$10,742	$4,378

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 28

The following table presents selected production information for each of the most recent eight quarters:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Processed tonnes	228,575	211,073	224,289	202,745	201,361	206,147	213,492	222,461
Guanaceví	116,908	102,375	119,305	97,728	94,017	101,253	108,334	105,496
Bolañitos	111,667	108,698	104,984	105,017	107,344	104,894	105,158	107,752
El Compas	-	-	-	-	-	-	-	9,213
Silver ounces	1,494,000	1,623,545	1,830,835	1,458,448	1,359,207	1,314,955	1,443,199	1,305,399
Guanaceví	1,352,423	1,439,924	1,680,363	1,332,190	1,194,150	1,133,850	1,301,941	1,174,168
Bolañitos	141,577	183,621	150,472	126,258	165,057	181,105	141,258	123,883
El Compas	-	-	-	-	-	-	365	7,348
Silver grade	226	279	296	248	246	231	235	204
Guanaceví	398	511	512	468	465	407	417	387
Bolañitos	45	61	50	43	54	61	48	41
El Compas	-	-	-	-	-	-	-	24
Silver recovery	90.1	85.7	85.8	90.3	85.4	85.9	89.4	89.3
Guanaceví	90.4	85.6	85.6	90.6	85.0	85.6	89.6	89.5
Bolañitos	87.6	86.1	89.2	87.0	88.6	88.0	87.0	87.2
El Compas	-	-	-	-	-	-	-	103.4
Gold ounces	9,819	9,342	10,370	9,194	9,289	8,695	9,446	10,541
Guanaceví	3,885	4,188	4,936	3,642	3,680	3,477	3,885	3,605
Bolañitos	5,934	5,154	5,434	5,552	5,609	5,218	5,502	6,215
El Compas	-	-	-	N/A	-	-	59	721
Gold grade	1.47	1.56	1.57	1.60	1.58	1.46	1.52	1.57
Guanaceví	1.10	1.42	1.44	1.29	1.37	1.19	1.21	1.13
Bolañitos	1.85	1.70	1.72	1.88	1.77	1.73	1.83	1.98
El Compas	-	-	-	-	-	-	-	1.81
Gold recovery	91.1	88.0	91.5	88.4	90.6	89.6	90.8	93.9
Guanaceví	94.0	89.6	89.4	89.9	88.9	89.8	92.2	94.1
Bolañitos	89.3	86.8	93.6	87.5	91.8	89.4	88.9	90.6
El Compas	-	-	-	-	-	-	-	134.5
Cash costs per oz (1)	$13.52	$11.12	$11.65	$10.32	$10.08	$10.21	$8.65	$8.16
Guanaceví	$14.53	$12.25	$12.40	$10.64	$10.35	$12.22	$10.74	$10.40
Bolañitos	$3.34	$1.67	$2.85	$6.73	$8.01	($2.95)	($10.69)	($16.82)
El Compas	-	-	-	-	-	-	-	$49.17
AISC per oz (1)	$22.15	$20.16	$19.38	$20.27	$19.56	$20.90	$19.48	$17.46
Guanaceví	$20.81	$19.28	$18.05	$17.79	$17.66	$20.52	$18.74	$16.12
Bolañitos	$35.64	$27.45	$35.06	$48.21	$34.10	$23.39	$27.46	$28.88
El Compas	-	-	-	-	-	-	-	$48.16
Direct costs per tonne (1)	$169.59	$169.49	$177.35	$146.30	$148.11	$148.53	$136.62	$130.38
Guanaceví	$232.58	$251.83	$249.23	$205.42	$201.84	$204.08	$193.87	$176.50
Bolañitos	$103.64	$91.84	$95.67	$91.28	$101.05	$94.91	$77.68	$81.53
El Compas	-	-	-	-	-	-	-	$173.67

(1) Cash cost per oz, AISC per oz and direct costs per tonne are not-IFRS measures.

(2) El Compas operations were suspended in August 2021.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 29

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During the six months ended June 30, 2023, the average price of silver was $23.31 per ounce, with silver trading between $20.09 and $26.03 per oz based on the London Fix silver price. This compares to an average of $23.32 per oz for the six months ended June 30, 2022, with a low of $20.42 and a high of $26.18 per oz. For the six months ended June 30, 2023, the Company realized an average price of $23.65 per silver oz compared with $23.95 for the six months ended June 30, 2022.

During the year ended December 31, 2022, the average price of silver was $21.73 per ounce, with silver trading between $17.77 and $26.18 per oz based on the London Fix silver price. This compares to an average of $25.14 per oz for the year ended December 31, 2021, with a low of $21.53 and a high of $29.59 per oz. During 2022, the Company realized an average price of $22.07 per silver oz compared with $25.22 in 2021.

During the six months ended June 30, 2023, the average price of gold was $1,932 per oz, with gold trading between $1,811 and $2,048 per oz based on the London Fix PM gold price. This compares to an average of $1,874 per oz for the six months ended June 30, 2022, with a low of $1,788 and a high of $2,039 per oz.  For the six months ended June 30, 2023, the Company realized an average price of $1,937 per oz compared with $1,900 for the six months ended June 30, 2022.

During the year ended December 31, 2022, the average price of gold was $1,800 per oz, with gold trading between $1,629 and $2,039 per oz based on the London Fix PM gold price. This compares to an average of $1,799 per oz during the year ended December 31, 2021, with a low of $1,684 and a high of $1,943 per oz. During 2022, the Company realized an average price of $1,814 per oz compared with $1,800 in 2021.

The silver and gold markets have been impacted by changes in investment demand and the silver market is impacted due to the monetary aspects of silver, rising demand as a "green" metal and rising geopolitical tension. Central banks' increase of interest rates utilized as a tool in an attempt to offset inflation concerns, has impacted the price of silver and gold in 2022 and 2023.

Currency Fluctuations

The Company's operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company's corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars.

During the six months ended June 30, 2023, the Mexican peso continued to strengthen against the U.S. dollar. The average foreign exchange rate was $18.17 Mexican pesos per U.S. dollar, with the peso trading within a range of $17.06 to $19.48. This compares to an average of $20.50, with a range of $19.88 to $21.35 Mexican pesos per U.S. dollar during the six months ended June 30, 2022.

During the year ended December 31, 2022, the Mexican peso was relatively flat and has maintained its strength in comparison with the U.S. dollar. The average foreign exchange rate was $20.15 Mexican pesos per U.S. dollar, with the peso trading within a range of $19.22 to $21.35. This compares to an average of $20.27, with a range of $19.61 to $21.90 Mexican pesos per U.S. dollar in 2021.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 30

During the first half of 2023, the Canadian dollar was relatively flat against the U.S. dollar. The average foreign exchange rate was $1.347 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.315 to $1.382. This compares to an average of $1.271, with a range of $1.247 to $1.303 Canadian dollars per U.S. dollar for the first half of 2022.

During the year ended December 31, 2022, the Canadian dollar was relatively flat but weakened in Q3 and Q4 of 2022. The average foreign exchange rate was $1.296 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.25 to $1.388. This compares to an average of $1.253, with a range of $1.204 to $1.292 Canadian dollars per U.S. dollar in 2021.

Cost Trends

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 31

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity. During 2022, mining, processing and indirect costs all increased due to inflationary and industry cost pressures.  During Q4, 2022 the cost per tonne was impacted by royalty costs recognized upon sale of higher than usual finished goods inventory that had been held during Q2 and Q3 of 2022. During the first half of 2023, costs have continued to be impacted by inflationary and industry costs pressures as well as being impacted by a strengthened Mexican Peso.  From December 31, 2022 to June 30, 2023, the Mexico Peso has appreciated by approximately 14%.

ANNUAL OUTLOOK

2023 Production and Cost Guidance

		Guanaceví	Bolañitos	Consolidated
Tonnes per day	TPD	1,150 - 1,250	1,150 - 1,250	2,300 - 2,500
Silver Production	M oz	5.2 - 5.7	0.5 - 0.6	5.7 - 6.3
Gold Production	K oz	15.0 - 17.0	21.0 - 23.0	36.0 - 40.0
Silver Eq Production(1)	US$/oz	6.4 - 7.0	2.2 - 2.4	8.6 - 9.5
Cash Costs, net of gold by-product credits(2)	US$/oz			$10.00 - $11.00
AISC, net of gold by-product credits(2)	US$/oz			$19.00 - $20.00
Sustaining Capital Budget	US$M			$34.7
Exploration Budget	US$M			$9.3

(1) 2023 silver equivalent production is calculated using an 80:1 silver:gold ratio

(2) Non-GAAP measures - See Non-IFRS measures beginning on page 20

The Company's costs during 2023 have been significantly impacted by the strengthening of the Mexican Peso and is currently tracking to exceed the guidance for Cash Costs and AISC.

During the first half of 2023, costs have continued to be impacted by inflationary and industry cost pressures as well as being impacted by a strengthened Mexican Peso. From December 31, 2022 to June 30, 2023, the Mexican Peso has appreciated by 14%.  Management anticipates these macro trends will continue for the near term and therefore expects actual cost metrics to be higher than cost metrics guided in January 2023 and align with H1 2023 actual cost metrics.

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Operating mines

In 2023, silver production is expected to range from 5.7 to 6.3 million oz and gold production is expected to range from 36,000 to 40,000 oz. Silver equivalent production is forecasted to range from 8.6 to 9.5 million oz using an 80:1 silver:gold ratio.

M ine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/ Day (tpd)
Guanaceví	5.2 - 5.7	15.0 - 17.0	6.4 - 7.0	1,150 - 1,250
Bolañitos	0.5 - 0 .6	21.0 - 23.0	2.2 - 2.4	1,150 - 1,250
Total	5.7 - 6 .3	36.0 - 40.0	8.6 - 9.5	2,300 - 2,500

At Guanaceví, production will range between 1,150 tpd to 1,250 tpd and average 1,200 tpd from the Milache, SCS and El Curso orebodies. A significant portion of production will be mined from the Porvenir Cuatro extension on the El Curso concessions.  The El Curso concessions are leased from a third party with no up-front costs but with significant royalty payments on production.  Compared to 2022, mine grades are expected to remain elevated and recoveries are anticipated to be similar in 2023.  Cash costs per ounce and direct costs on a per tonne basis are expected to be similar to 2022, with an increase in costs offset by both increased processed tonnes and increased production.

In 2023, plant throughput at Bolañitos is expected to range from 1,150 tpd to 1,250 tpd and average 1,200 tpd from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems.  Mine grades and recoveries are expected to be similar to 2022.  Direct costs on a per tonne basis are expected to decrease slightly due to both a reduction in indirect costs and an increase in processed tonnes.  Cash costs per ounce are expected to be slightly lower than 2022 due to an increase in gold ounces produced.

Production remains on track to meet guidance.

Consolidated Operating Costs

In January 2023, management guided cash costs, net of gold by-product credits, were expected to be $10.00-$11.00 per oz of silver produced.  Consolidated cash costs on a co-product basis were anticipated to be $13.00-$14.00 per oz silver and $1,100-$1,200 per oz gold.

AISC, net of gold by-product credits, in accordance with the World Gold Council standard, were estimated to be $19.00-$20.00 per oz of silver produced.  When non-cash items such as stock-based compensation and accretion are excluded, AISC was forecasted to be in the $18.00-$19.00 range.

Direct operating costs per tonne were estimated to be $115-$and direct costs, which include royalties and special mining duties were estimated to be in the range of $140-$145 per tonne.

Management made the following assumptions in calculating its 2023 cost forecasts: $21 per oz silver price, $1,680 per oz gold price and 20:1 Mexican peso to U.S. dollar exchange rate.

During the first half of 2023, costs have continued to be impacted by inflationary and industry cost pressures as well as being impacted by a strengthened Mexican Peso. From December 31, 2022 to June 30, 2023, the Mexican Peso has appreciated by 14%.  Management anticipates these macro trends will continue for the near term and therefore expects actual cost metrics to be higher than cost metrics guided in January 2023 and align with H1 2023 actual cost metrics.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 33

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased from $83.4 million at December 31, 2022 to $43.5 million at June 30, 2023.  The Company had working capital of $78.2 million as at June 30, 2023 (December 31, 2022 - $93.6 million).  The $15.4 million decrease in working capital is primarily due to the $44.6 million invested in property, plant and equipment, $3.8 million in loan and lease payments, $0.3 million for the withholding taxes on the settlement of performance share units and an increase in non-cash working capital of $19.5 million offset by $39.5 million decrease in cash, $4.5 cash generated from operating activities, $1.8 million in proceeds from the disposal of other investments, $2.5 million provided from exercise of options and $0.5 million received in loan payments.

Operating activities provided $4.5 million during the six months ended June 30,2023 compared to providing $3.2 million in same period of 2022.  The significant non-cash adjustments to the net earnings of $5.4 million (2022 - net loss of $0.3 million) were amortization and depletion of $13.6 million (2022 - $10.8 million), share-based compensation of $2.0 million (2022 - $2.5 million), a deferred income tax expense of $2.4 million (2022 - $8.0 million), finance costs of $0.8 million (2022 - $0.6 million), a gain on other investments of $nil million (2022 - loss on other investments of $2.3 million), $2.1 million paid for cash settlement of performance share units, a write off of exploration properties of $0.4 million (2022 - $0.5 million) and an increase in non-cash working capital of $19.5 million (2022 -$21.0 million). The increase in non-cash working capital is primarily a result of an increase in prepaid expenses of $8.6 million, an increase in the carrying value of inventories of $11.3 million, increase in accounts receivable of $4.4 million and a decrease in accounts payable of $4.0 million.

The Company's Mexican subsidiaries pay Impuesto al Valor Agregado ("IVA") on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.  The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Investing activities used net cash $42.8 million during the six months ended June 30, 2023 compared to using net cash of $30.5 million in the same period in 2022.  Capital investments totaled $44.6 million in property, plant and equipment during the first half of 2023, including $6.8 million in changes in working capital items used for purchases of equipment for Terronera, compared to capital investments totaling $32.6 million in the same period in 2022.  The capital investments were primarily for sustaining capital at existing operations and for development capital at the Terronera Project.  The Company used $nil million for investments in marketable securities during the first six months of 2023 compared to using $2.1 million for investments in marketable securities in the same period in 2022.

At Guanaceví, the Company invested $12.0 million, with $8.6 million spent on 2.1 km of mine development and $1.6 million on mobile equipment.  The Company continued to invest on upgrades for the plant and surrounding infrastructure, including $0.1 million on building and $1.3 million on plant upgrades, mine site improvements and the tailings facility and $0.5 million on office, building infrastructure and light vehicles.

At Bolañitos, the Company invested $5.2 million, with $4.3 million spent on 2.5 km of mine development and $0.7 million on mobile equipment.  The Company continued to invest in upgrades for the plant and surrounding infrastructure, including $0.2 million on plant upgrades.

At Terronera, the Company invested $20.3 million, with $17.5 million spent on land payments and preliminary development, $1.0 million spent on buildings, $0.8 million was invested in mine equipment and $1.0 million on light vehicles, office and IT infrastructure.  An additional $6.8 million was invested in changes in working capital items, primarily deposits for purchases of equipment not yet delivered.

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Exploration and general and administrative investments were $0.3 million spent on holding costs, mobile equipment, office, building infrastructure and light vehicles.

Financing activities for the six months ended June 30, 2023 used $1.1 million, compared to providing $40.1 million in the same period in 2022.  During the six months ended June 30, 2023 the Company received $2.5 million on the exercise of employee stock options, paid $3.7 million in interest and principal repayments on loans and leases, received $0.5 million in loan payments and paid $0.3 million in withholding taxes on equity settled performance share units.  By comparison, during the same period in 2022, the Company raised gross proceeds of $46.0 million through a prospectus equity offering, paid $2.8 million in share issuance costs, received $1.6 million on the exercise of employee stock options, paid $2.8 million in interest and principal repayments on loans and leases and paid $1.9 million in withholding taxes on equity settled performance share units.

On June 16, 2023, the Company filed a short form base shelf prospectus that qualified for the distribution of up to US$200 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25-month period.  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities can be effected from time to time in one or more transactions at a fixed price or prices, which can be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are "At-The-Market" ("ATM") distributions.

On June 27, 2023, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets Corp., TD Securities (USA) LLC, H.C. Wainwright & Co. LLC, B. Riley Securities Inc., Raymond James (USA) Ltd. and National Bank of Canada Financial Inc. (together, the "Agents").  Under the terms of this ATM facility, the Company can, from time to time, sell common stock having an aggregate offering value of up to $60.0 million on the New York Stock Exchange.  The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2023 capital requirements and meet its short-term obligations. The Company continues to assess financing alternatives, including equity or debt or a combination of both to fund future growth, including the development of the Terronera project.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a Mexican peso ("MXN") 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($7.2 million) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.4 million), MXN 17.7 million ($1.0 million) in inflationary charges, MXN 40.4 million ($2.4 million) in interest and MXN 23.0 million ($1.4 million) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 17.7 million ($1.0 million) and inflationary charges of MXN 26.5 million ($1.5 million) has accumulated.

Included in the Company's consolidated financial statements are net assets of $964,000 held by MSCG. Following the Tax Court's rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $964,000.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court and Supreme Court of Justice, against the June 2016 tax assessment has been rejected.  The Company continues to assess MSCG's settlement options.

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Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2.9 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1.2 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, MXN 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA (value-added taxes) paid on the invoices. The assessment includes MXN 14.7 million ($0.7 million) for re-payment of IVA refunded on these supplier payments.  In the Company's judgement, the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax recoverable. Since issuance of the assessment interest charges of MXN 9.9 million ($0.5 million) and inflationary charges of MXN 1.6 million ($0.1 million) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

The Company is required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that  these uncertainties may be resolved unfavorably for the Company.

Capital Requirements

As of June 30, 2023, the Company held $43.5 million in cash and $78.2 million in working capital.

The Company may be required to raise additional funds through future debt or equity financings in order to finance the development of the Terronera Project and may need to raise additional funds to carry out other business plans.  The Company will continue to monitor capital markets, economic conditions and assess its short term and long-term capital needs.

Contractual Obligations

The Company had the following undiscounted contractual obligations at June 30, 2023:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$24,275	$24,275	$-	$-	$-
Loans payable	12,245	5,513	6,332	400	-
Lease liabilities	1,357	485	528	330	14
Other contracts(1)	582	151	211	211	9
Other Long-Term Liabilities (2)	15,679	-	-	8,189	7,490
Total	$54,138	$30,424	$7,071	$9,130	$7,513

(1) Other contracts consist of office premises operating costs and short-term leases.

(2) The $15,679 of other long-term liabilities is the undiscounted cost estimate to settle the Company's reclamation costs of the Guanaceví and Bolañitos mines, the Terronera development project and the Pitarrilla exploration project in Mexico.  These costs include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

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TRANSACTIONS WITH RELATED PARTIES

The Company previously shared common administrative services and office space with Aztec Metals Corp., which was considered a related party company by virtue of Bradford Cooke, the Company's former Executive Chairman, being a common director.  From time to time, the Company incurred third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The agreement for sharing office space and administrative services ended in May 2021. The charges for these costs totaled $Nil for the three and six months ended June 30, 2023 (June 30, 2022 - $3,000 and $9,000 respectively).  The Company had no receivable related to administration costs outstanding as at June 30, 2023 (December 31, 2022 - $Nil).

The Company was charged $218,000 and $286.000 for legal services for the three and six months ended June 30, 2023 respectively by a law firm in which the Company's corporate secretary is a partner (June 3, 2022 -$72,000 and $342,000 respectively).  The Company has $131,000 payable to the legal firm as at June 30, 2023 (December 31, 2022 - $10,000).

FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

As at June 30, 2023, the carrying and fair values of Endeavour's financial instruments by category were as follows:

Expressed in thousands US dollars	Fair value through profit or loss	Amortized cost	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$-	$43,504	$43,504	$43,504
Other investments	8,136	-	8,136	8,136
Trade receivables	4,008	-	4,008	4,008
Other receivables	-	13,559	13,559	13,559
Loan receivable	-	3,436	3,436	3,436
Total financial assets	$12,144	$60,499	$72,643	$72,643

Financial liabilities:
Accounts payable and accrued liabilities	$3,131	$32,588	$35,719	$35,719
Loans payable	-	11,360	11,360	11,360
Total financial liabilities	$3,131	$43,948	$47,079	$47,079

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by no or little market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

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Assets and liabilities as at June 30, 2023 that measured at fair value on a recurring basis include:

As at June 30, 2023
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$8,136	$8,114	$-	$22
Trade receivables	4,008	-	4,008	-
Total financial assets	$12,144	$8,114	$4,008	$22

Liabilities:
Deferred share units	$3,034	$3,034	$-	$-
Share appreciation rights	$97	$-	$97	$-
Total financial liabilities	$3,131	$3,034	$97	$-

Other investments

The Company holds marketable securities classified as Level 1 and Level 3 in the fair value hierarchy.  The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.  For Level 3 investments, which consist of share purchase warrants where inputs are not observable, they have an estimated value determined by using an option pricing model.  Changes in fair value on available for sale marketable securities are recognized in earnings or loss.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a cash settled Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy.  The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative expenses.

Share appreciation rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy.  The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management process.  The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, accounts receivable and loan receivable.  Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value-added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government.  Trade receivables are generated on the sale of concentrate inventory to reputable metal traders. The loan receivable is related to the remaining proceeds for the sale of the El Compas mine to Grupo ROSGO.  There has been no indication of a change in the creditworthiness of the counterparty to the loan receivable since the initial recognition.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 38

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirement and development plans.  The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company's Mexican subsidiaries pay IVA on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.  The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity.  Fluctuations in interest rates impact the value of cash equivalents.  As at June 30, 2023 the Company has $0.5 million in equipment loans with interest rates that are linked to SOFR and, with other variables unchanged, a 1% increase in the SOFR rate would result in an additional interest expense of $5,000.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.  As at June 30, 2023, the Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.  At June 30, 2023, there are 78,766 oz of silver and 3,314 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at June 30, 2023, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.8 million.

OUTSTANDING SHARE DATA

As of August 3, 2023, the Company had the following securities issued, issuable and outstanding:

  191,505,299 common shares;
  3,652,891 common shares issuable under stock options with a weighted average exercise price of CAD$4.32 per share expiring between March 3, 2024 and June 14, 2028;
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 39

  878,000 performance share units with a weighted average grant price of CAD$5.41 vesting between March 4, 2024 and March 7, 2026; and
  313,833 equity settled deferred share units with a weighted average grant prices of CAD$4.75 which are vested.

As at June 30, 2023, the Company's issued share capital was $662.0 million (December 31, 2022 - $657.9 million), representing 191,505,299 common shares (December 31, 2022 - 189,995,563), and the Company had options outstanding to purchase 3,652,891 common shares (December 31, 2022 - 3,899,630) with a weighted average exercise price of CAD$4.32 (December 31, 2022 - CAD$4.09).

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period:

The accounting policies applied in the Company's condensed consolidated interim financial statements for the three and six months ended June 30, 2023 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2022.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management's judgment relate to the determination of mineralized reserves and resources, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

See "Critical Accounting Estimates" in the Company's annual MD&A for the year ended December 31, 2022 for a detailed discussion on the areas in which critical accounting estimates are made.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the design of the Company's disclosure controls and procedures.  Based on the results of that evaluation, the Company's CEO and CFO have concluded that, as of June 30, 2023, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three and six months ended June 30, 2023 there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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